July 31, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Jim Dunn and Claire Erlanger

Re: AMC Entertainment Holdings, Inc.

Form 10-K for Year Ended December 31, 2017

Filed March 1, 2018

Form 10-Q for the Fiscal Period Ended March 31, 2018

Filed May 7, 2018

(File Nos. 001-33892)

Dear Mr. Dunn and Ms. Erlanger:

We are submitting the following responses to the Staff’s comments made in its letter of July 23, 2018 addressed to AMC Entertainment Holdings, Inc. (the “Company” or “AMC”) in connection with the Company’s Form 10-K, filed on March 1, 2018 (the “Form 10-K”) and the Company’s Form 10-Q, filed on May 7, 2018 (the “Form 10-Q”).

For ease of reference, each of the Staff’s comments is reproduced below in bold text and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis

Critical Accounting Policies – Goodwill, page 48

1.

We note that your disclosure on page 50 includes a table that presents the carrying value and fair value of goodwill attributable to each reporting unit. We also note that the carrying values disclosed for the reporting units are significantly less than the amounts disclosed in Note 4 to the financial statements on page 100. Please explain to us the nature of these significant differences or alternatively, revise to make the carrying amounts of goodwill for each reporting unit consistent in each disclosure.

In response to the Staff’s comment, we advise that on page 50 we have disclosed the carrying value of total stockholders’ equity (total assets, including goodwill minus total liabilities) and estimated fair value for each of our three reporting units.  While these amounts are used in the impairment test for goodwill, they do not represent the value of our goodwill.  We note that total carrying value on page 50 of $2,112.4 million corresponds with total stockholders’ equity on our consolidated balance sheets of $2,112.4 million on page 83.

The Company’s disclosure on page 100 is the asset value of our goodwill which totals $4,931.7 million and corresponds with total goodwill on page 83 of our consolidated balance sheet of $4,931.7 million.

We advise that in future filings, we will add clarifying language to the table within Management Discussion and Analysis that the carrying value and estimated fair value of the reporting units represents those amounts for stockholders’ equity, as applicable.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 76

2.

We note that you are exposed to both interest rate and foreign currency exchange market risks. Please revise your future filings to disclose: (i) the quantitative information for the preceding fiscal year along with the reasons for material changes in amounts from the preceding year; and (ii) a description of the modeling techniques, assumptions and parameters used to define the potential gains/(losses) from your market risks. Separately, please tell us and revise your future filings to disclose quantitative information for your market risks from fixed-rate financial instruments, if applicable. Refer to 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

In response to the Staff’s comments, in future filings we will provide quantitative information on the prior year, if material and as applicable.  In our prior disclosure, we noted that we are exposed to fluctuations to interest rates and foreign currency exchange rates. In accordance with applicable guidance, we presented a sensitivity analysis showing the potential impact to net income of changes in interest rates and foreign currency exchange rates.  For example, our analysis utilized a hypothetical 100 basis-point increase to the average interest rate on our variable rate debt instruments to illustrate the potential impact to net income of changes in interest rates.  Based on this approach, our analysis did not rely on any definitive modeling techniques, including those referenced in Instructions 3(F) to Item 305(a) of Regulation S-K.

Accordingly, we respectfully submit that we do not believe this information is applicable under these scenarios.  In future filings, we will provide additional clarity with respect to the underlying assumptions we utilize in our sensitivity analyses or other information we may provide to demonstrate the potential impact to net income from changes in interest rates and foreign currency exchange rates, in accordance with applicable reporting and disclosure requirements.

With respect to the quantitative information for the fixed rate financial instruments, a 100-basis point change in market interest rates would have caused an increase or (decrease) in the fair value of the fixed rate financial instruments of approximately $178 million and ($165 million), respectively, as of December 31, 2017. We will add this quantitative information to future filings, as applicable.

Note 9. Income Taxes, page 124

3.

We note your disclosure that as a result of the Tax Reform Act, you recognized a tax benefit of $121.8 million in the consolidated statement of operations for the year ended December 31, 2017 which is comprised of $88.6 million of deferred tax expense associated with the revaluation of the Company's net deferred tax assets, as reflected in the rate reconciliation, and $210.4 million of deferred tax benefit associated with the partial release of your valuation allowance as a result of the Tax Reform Act. However, this disclosure does not appear consistent with the tax rate reconciliation on page 126 which reflects an $88.6 million tax expense related to the change in legislation as well as a $220.6 million tax expense related to the valuation allowance and does not appear to reflect a significant tax benefit related to the Tax Reform Act. Please advise or revise accordingly.

In response to the Staff’s comment, we advise that the Company reflected the impact of the Tax Reform Act (deferred expense of $88.6 million), without consideration for the impact to the valuation allowance in the “Change in legislation” line in the tax rate reconciliation on page 126.  As shown in the table below, the Company included the $210.4 million of deferred tax benefit associated with the partial release of valuation allowance due to tax reform as part of the “Valuation allowance” line shown in the tax rate reconciliation on page 126.

(in millions)
Domestic valuation allowance increase	$432.0
Partial release of valuation allowance	(210.4)
Change in international valuation allowance	(1.0)
$220.6

The Company will include the following clarifying sentence as a footnote to the tax rate reconciliation in future filings:

The valuation allowance expense reflected in the 2017 tax rate reconciliation of $220.6 million consists of the domestic increase of $432.0 million net of domestic reductions due to the tax reform act of ($210.4) million) and changes due to international operations of ($1.0) million.

Form 10-Q for the Quarter Ended March 31, 2018

Note 2. Revenue Recognition, page 11

4.

We note from your disclosure on page 12 that prior to your adoption of ASC 606 you recognized online ticket fee revenues net of third-party commission or service fees, but in accordance with ASC 606 guidance, you believe you are a principal in the arrangement with third-party internet ticketing companies and now recognize revenues based on a gross transaction price. Please provide us with your analysis regarding how you determined you are the principal in these transactions. Please refer to the guidance in ASC 606-10-55-36 through 39.

In response to the Staff’s comment, we advise that in connection with the adoption of ASC 606 we prepared the following analysis to determine we are the principal in on-line ticket fee transactions with third parties.

Principal vs. Agent. When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent), per ASC 606-10-55-36. To determine the nature of its promise per ASC 606-10-55-36A, the entity should (a) identify the specified goods or services to be provided to the customer and (b) assess whether it controls each specified good or service before that good or service is transferred to the customer.

a)	AMC determined that the nature of its promise was to (1) provide access to AMC’s ticket inventory and showtimes, for the on-line sale of tickets, and (2) exhibit the movie.

b)

AMC assessed whether it controls each specified good or service before that good or service is transferred to the customer by applying the control principle outlined in ASC 606-10-23-25. AMC concluded that it controls the ticket and showtimes for the on-line sale of tickets and for the exhibition of the movie.  The third parties do not have title to, physical possession of and a present obligation to pay AMC for the tickets, before the tickets are sold to the customers, which is relevant evidence in determining that AMC controls the ticket inventory, per ASC 606-10-25-30.  Also, because the third parties do not have physical possession of the tickets they could not direct the use of the tickets as if it had title before a customer purchased the product.  Finally, the third parties are contractually required to notify AMC when they change their service fee prices.

AMC concluded that it is a principal in its arrangements with on-line ticket fee transactions with third parties because we control the goods or services before they are transferred to the customer, and therefore, should recognize revenue on a gross basis for the transactions.

We also advise the staff that prior to the adoption of ASC 606, we recognized the online ticket fee revenue net of third-party commissions or service fees.  For the year-ended December 31, 2017, these fees totaled $21.5 million which was 0.4% of total revenues and total operating expenses with no impact to net loss.

***

We further acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings, not notwithstanding any review, comments, action or absence of action by the Staff.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (913) 213-2191.

Sincerely yours,

/s/ Chris A. Cox

Chris A. Cox

Senior Vice President and Chief Accounting Officer